(a)(5)(xlix)

3:43pm 21Feb07 -INTERVIEW1 - PT praises partnership with Telefónica, affirms commitment to Brazil

By Elisabete Tavares

LISBON, 21 Feb (Reuters) - Portugal Telecom (PT) <PTC.LS> considers that is has a good operational partnership with the Spanish Telefónica <TEF.MC> in Vivo <VIVO4.SA> in Brazil and confirms that it is in such country to stay, said Zeinal Bava, Vice President of PT.

[. . .]

“The good operational relationship that we have with our partner Telefónica has allowed us to take important business decisions in connection with Vivo and to maintain a constructive dialogue about future strategic options,” he said in an interview to Reuters.

“PT has a commitment to remain in Brazil and Africa. This strategic positioning has the approval of our Board of Directors. Vivo is our largest international asset and, jointly with our partner Telefónica, we are focused on the turnaround of the company”, stated Zeinal Bava.

[. . .]

He informed that the structural measures that have been implemented at the level of revenues and costs raised the competitive and profitability capacity of Vivo.

With respect to the participation of the Mexican Telmex, Telefónica’s rival, in PT’s capital, Zeinal indicated that it is simply a financial participation.

“Telmex’s participation is financial. We are very pleased that a sophisticated investor with great experience in the sector has invested in PT and recognizes the valorization potential of our assets,” he said.

THERE ARE SYNERGIES THAT PT MAY OBTAIN WITHOUT THE TENDER OFFER

He informed that PT may benefit from synergies resulting from the combination of services provided by the companies of the PT Group or even through the execution of agreements with other operators.

“Provided that two operators understand that their competitive advantage (with respect to coverage) is irrelevant, there is no reason for them not to colaborate with each other. There is a list of things that can be done and which are being done in other markets,” he said.

Bava recalled the announced agreement between Vodafone <VOD.L> and Orange about the integration of their networks in England.

For PT, the Competition Authorities’ decision to approve the concentration of Sonaecom and PT opened the doors for PT to better take advantage of the possibilities of services in the future.

“The operational results of our local businesses in the second half of 2006 were good, and we rely on a regulatory framework that will improve in the future in view of the decision (to authorize the Sonaecom/PT concentration),” he said.

Zeinal Bava stressed that under current market conditions and in view of the opinion of the banks that advise PT, the €11.50 as the maximum price to the share buyback is the price ceiling that creates value for PT shareholders.

“We reserve the right to explore other forms to acquire shares after the tender offer and to review our position with respect to the price ceiling, depending on the market conditions and the financial conditions of our company,” he mentioned.

“Imagine that the sector increased value by 30% on the stock exchanges? We want to have some flexibility,” explained Zeinal Bava.

ZEINAL DOWNPLAYS SHAREHOLDERS’ MEETING TO UNBLOCK THE BYLAWS

Bava downplays the next shareholders’ meeting of PT, on March 2nd, stressing that it will only work as a referendum about whether to “unblock” the bylaws in view of Sonaecom’s offer.

As to the recent comments made by the President of the Portuguese Securities Commission, Carlos Tavares — that he would like to see the transaction decided in the market because only then will small shareholders have a voice — Bava avoids making any comment.

“PT is a 100% publicly held company. The shareholders are the ones entitled to the last word on this tender offer,” said Bava.

With respect to the possibility that Sonaecom will incorporate PT’s dividends or reserves into the offered price, he affirms: “It is always possible technically, but it is a very complex process that will also require a recommendation from PT’s management.”

Bava showed himself confident with PT’s new proposal and indicates that it is a result of contacts made with PT’s shareholders, including international shareholders.

Bava underlines that there are certain funds that, by their nature, will want to monetize financial gains in a short period of time, but that there are many international funds that look to the intrinsic value of PT with a long-term perspective.

“I believe that these funds, also in view of the recent positive performance of the telecommunications sector in the stock exchanges, will consider that €10.50 is below the amount that could be a reference value for PT,” he says, emphasizing that PT has been feeling “the support of shareholders at an international level.”

He also said that PT is giving to the shareholders visibility to the dividends for another year shows our confidence in the generation of cash and profits in the future on a sustainable basis for a period of three years.

16:05 21Feb07 -INTERVIEW-PT says has good relationship with Telefonica

By Elisabete Tavares

LISBON, Feb 21 (Reuters) - Takeover target Portugal Telecom

<PTC.LS> has a good relationship with its largest shareholder Telefonica <TEF.MC>, a senior PT official said, after Telefonica declined to vote against Sonaecom’s raised 11.8 billion euro bid.

The majority of PT board members rejected Sonaecom’s improved 10.5 euro per share offer late on Tuesday but representatives of Telefonica on the board abstained from voting, which raised doubts about its intentions for PT.

PT and Telefonica have joint control of Vivo <VIVO4.SA>, Latin America’s biggest mobile phone company, and Sonaecom has said it could be willing to give up its stake in Vivo if it succeeds in its takeover bid for PT.

PT has said it considered its stake in Vivo as strategic and that it was not willing to sell it. “The good relationship that we have with our partner Telefonica has allowed us to take important business decisions for Vivo and maintain a constructive dialogue about future strategic options,” PT Vice-President Zeinal Bava said in an interview with Reuters.

“We have good support from international shareholders, and their opinions have also helped our board in arriving at a decision to reject this new offer,” he said.

[. . .]

((Writing by Henrique Almeida, editing by Will Waterman; Reuters Messaging: Henrique.almeida.reuters.com@reuters.net, tel +351-213-509-206))

[The text of the first article above is a translation of the Portuguese original.  In the event of any discrepancy between the translation and the original, the original version controls.  The text of the second article was originally in English.]